FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 16, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR 2006

Moscow, Russia – January 16, 2007 – Mechel OAO (NYSE: MTL), one of the leading vertically-integrated mining and metals companies, announced today its operational results for 2006.

Product	2006, thousand tonnes	2006 as compared to 2005, %
Coal	17,013	+ 9
Coking coal	9,697	+ 13
Steam coal	7,316	+ 4
Iron Ore Concentrate	4,976	+ 10
Nickel	14.4	+ 14
Coke	2,570	- 1
Pig Iron	3,631	+ 8
Steel	5,950	+ 1
Rolled Products	4,714	+ 2
Flat Products	400	+ 28
Long Products	2,529	+ 1
Semi-Finished Products	1,785	0
Stampings	101	- 3
Hardware	611	+ 10

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented on operational results for 2006: “Last year was extremely successful for our company’s operational activity as we increased output of all core products. Total coal output increased significantly, mainly due to expensive coking coal. Such growth of production volumes was supported by successful implementation of our programs for technical modernization and commissioning of the Olzherasskaya Mine which utilizes unique Russian technology. The year was also successful for our iron ore facilities and the Korshunov Mining Plant showed record results. More than 15 years ago, three times the number of employees would have been needed to reach that production capacity compared to today. Favorable environment for non-ferrous metals allowed us to considerably increase output of nickel, a division our company plans to develop in the future. In the metallurgical segment, we also achieved positive results. Having approximated last year production volumes of steel and rolled products, we managed to increase the output of more expensive products including flat products and hardware. This growth was supported by the commissioning of new spring wire production equipment at Beloretsk Metallurgical Plant. Urals Stampings Plant increased specialty steel products output due to reducing production volumes of its normal products, which resulted in slight decrease of stampings output.”

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: January 16, 2007